# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BILL Holdings, Inc., CIK 0001786352
CUSIP: 090043100
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 6220 AMERICA CENTER DR., SUITE 100, SAN JOSE, California (CA), 95002
Date of event which requires filing of this statement: 08/20/2026
Filed by CIK 0001517137
Persons authorized to receive notices and communications: JEFFREY C. SMITH, STARBOARD VALUE LP, 777 Third Avenue, 18th Floor, New York, New York (NY), 10017, 212-845-7977; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; MEAGAN REDA, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Starboard Value LP (CIK 0001517137): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,639,900; shared voting power 0; sole dispositive power 8,639,900; shared dispositive power 0; aggregate amount beneficially owned 8,639,900 (10.1% of the class)
  Comment: Note to rows (7)(9)(11): Includes 1,614,152 shares of Common Stock underlying certain forward purchase contracts exercisable within 60 days hereof.
- STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD (CIK 0001373638): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 4,597,782; shared voting power 0; sole dispositive power 4,597,782; shared dispositive power 0; aggregate amount beneficially owned 4,597,782 (5.4% of the class)
  Comment: Note to rows (7)(9)(11): Includes 1,614,152 shares of Common Stock underlying certain forward purchase contracts exercisable within 60 days hereof.
- STARBOARD VALUE & OPPORTUNITY S LLC (CIK 0001519812): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 681,182; shared voting power 0; sole dispositive power 681,182; shared dispositive power 0; aggregate amount beneficially owned 681,182 (0.8% of the class)
- Starboard Value & Opportunity Master Fund L LP (CIK 0001767736): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 239,363; shared voting power 0; sole dispositive power 239,363; shared dispositive power 0; aggregate amount beneficially owned 239,363 (0.3% of the class)
- Starboard Value L LP (CIK 0001767773): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 239,363; shared voting power 0; sole dispositive power 239,363; shared dispositive power 0; aggregate amount beneficially owned 239,363 (0.3% of the class)
- Starboard Value R GP LLC (CIK 0001575979): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 239,363; shared voting power 0; sole dispositive power 239,363; shared dispositive power 0; aggregate amount beneficially owned 239,363 (0.3% of the class)
- Starboard X Master Fund Ltd (CIK 0001833016): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 1,712,590; shared voting power 0; sole dispositive power 1,712,590; shared dispositive power 0; aggregate amount beneficially owned 1,712,590 (2% of the class)
- Starboard Value GP LLC (CIK 0001517138): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,639,900; shared voting power 0; sole dispositive power 8,639,900; shared dispositive power 0; aggregate amount beneficially owned 8,639,900 (10.1% of the class)
  Comment: Note to rows (7)(9)(11): Includes 1,614,152 shares of Common Stock underlying certain forward purchase contracts exercisable within 60 days hereof.
- Starboard Principal Co LP (CIK 0001517139): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,639,900; shared voting power 0; sole dispositive power 8,639,900; shared dispositive power 0; aggregate amount beneficially owned 8,639,900 (10.1% of the class)
  Comment: Note to rows (7)(9)(11): Includes 1,614,152 shares of Common Stock underlying certain forward purchase contracts exercisable within 60 days hereof.
- Starboard Principal Co GP LLC (CIK 0001517140): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,639,900; shared voting power 0; sole dispositive power 8,639,900; shared dispositive power 0; aggregate amount beneficially owned 8,639,900 (10.1% of the class)
  Comment: Note to rows (7)(9)(11): Includes 1,614,152 shares of Common Stock underlying certain forward purchase contracts exercisable within 60 days hereof.
- Smith Jeffrey C (CIK 0001362697): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 8,639,900; sole dispositive power 0; shared dispositive power 8,639,900; aggregate amount beneficially owned 8,639,900 (10.1% of the class)
  Comment: Note to rows (7)(9)(11): Includes 1,614,152 shares of Common Stock underlying certain forward purchase contracts exercisable within 60 days hereof.
- Feld Peter A (CIK 0001410600): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,610; shared voting power 8,639,900; sole dispositive power 2,610; shared dispositive power 8,639,900; aggregate amount beneficially owned 8,642,510 (10.1% of the class)
  Comment: Note to rows (7)(9)(11): Includes 1,614,152 shares of Common Stock underlying certain forward purchase contracts exercisable within 60 days hereof.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: BILL Holdings, Inc.
Address of issuer's principal executive offices: 6220 AMERICA CENTER DR., SUITE 100, SAN JOSE, California (CA), 95002
Comment: The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned ("Amendment No. 3"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 4,597,782 Shares beneficially owned by Starboard V&O Fund is approximately $205,728,347, excluding brokerage commissions (including $69,096,198 paid as consideration for Starboard V&O Fund's entry into certain forward purchase contracts providing for the purchase of 1,614,152 Shares). The aggregate purchase price of the 681,182 Shares beneficially owned by Starboard S LLC is approximately $30,538,117, excluding brokerage commissions. The aggregate purchase price of the 239,363 Shares beneficially owned by Starboard L Master is approximately $10,731,868, excluding brokerage commissions. The aggregate purchase price of the 1,712,590 Shares beneficially owned by Starboard X Master is approximately $71,914,018, excluding brokerage commissions. The aggregate purchase price of the 1,408,983 Shares held in the Starboard Value LP Account is approximately $62,212,000, excluding brokerage commissions.

In connection with the appointment of Peter A. Feld to the Board of Directors of the Issuer (the "Board"), as further described in Amendment No. 2 to the Schedule 13D, Mr. Feld has been awarded an aggregate of 7,831 restricted stock units ("RSUs") in connection with his service as a director of the Issuer, of which 2,610 RSUs vest within 60 days of the date hereof and 5,221 remain unvested and do not vest within 60 days of the date hereof.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The percentages used in this Schedule 13D are based upon 85,276,782 Shares outstanding as of August 13, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on August 20, 2026. This Amendment No. 3 is being filed due to a change in the percentage of the outstanding number of Shares owned by the Reporting Persons solely due to a reduction in the number of Shares outstanding.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended to add the following:

The Reporting Persons have not entered into any transactions in the Shares during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On October 17, 2025, Mr. Feld, in his capacity as a director of the Issuer, was awarded 7,831 RSUs which vest as to 1/3 of the total Shares annually on each of October 17, 2026, October 17, 2027, and October 17, 2028, subject to the continuing service of Mr. Feld on each vesting date, of which 2,610 RSUs vest within sixty days of the date hereof.

## Signatures
- Starboard Value LP: /s/ Lorelei Martin, Lorelei Martin, Authorized Signatory of Starboard Value GP LLC, its general partner (08/24/2026)
- STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD: /s/ Lorelei Martin, Lorelei Martin, Authorized Signatory of Starboard Value LP, its investment manager (08/24/2026)
- STARBOARD VALUE & OPPORTUNITY S LLC: /s/ Lorelei Martin, Lorelei Martin, Authorized Signatory of Starboard Value LP, its manager (08/24/2026)
- Starboard Value & Opportunity Master Fund L LP: /s/ Lorelei Martin, Lorelei Martin, Authorized Signatory of Starboard Value L LP, its general partner (08/24/2026)
- Starboard Value L LP: /s/ Lorelei Martin, Lorelei Martin, Authorized Signatory of Starboard Value R GP LLC, its general partner (08/24/2026)
- Starboard Value R GP LLC: /s/ Lorelei Martin, Lorelei Martin, Authorized Signatory (08/24/2026)
- Starboard X Master Fund Ltd: /s/ Lorelei Martin, Lorelei Martin, Authorized Signatory of Starboard Value LP, its investment manager (08/24/2026)
- Starboard Value GP LLC: /s/ Lorelei Martin, Lorelei Martin, Authorized Signatory of Starboard Principal Co LP, its member (08/24/2026)
- Starboard Principal Co LP: /s/ Lorelei Martin, Lorelei Martin, Authorized Signatory of Starboard Principal Co GP LLC, its general partner (08/24/2026)
- Starboard Principal Co GP LLC: /s/ Lorelei Martin, Lorelei Martin, Authorized Signatory (08/24/2026)
- Smith Jeffrey C: /s/ Lorelei Martin, Lorelei Martin, Attorney-in-Fact for Jeffrey C. Smith (08/24/2026)
- Feld Peter A: /s/ Lorelei Martin, Lorelei Martin, Attorney-in-Fact for Peter A. Feld (08/24/2026)